July 12, 2007

Mr. William Choi, Accounting Branch Chief

U.S. Securities and Exchange Commission                                       BY EDGAR AND OVERNIGHT DELIVERY

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:                                                                            Best Buy Co., Inc.

Form 10-K for the Fiscal Year Ended March 3, 2007, filed May 2, 2007 (“Form 10-K”)

File No. 1-09595

Dear Mr. Choi:

On behalf of Best Buy Co., Inc. (“Best Buy”, “we”, “us”, or “our”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form 10-K, as set forth in your letter dated June 27, 2007.  For convenience, the staff’s numbered comments are shown below in bold text, followed by Best Buy’s responses.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Mr. Blume by overnight mail.

1.             We note that you disclose on page 31 the diluted per-share impact of the gain on sale of an investment and gift card breakage.  Please tell us why you believe you are permitted to include these non-GAAP measures in your filing considering question 11 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the non-GAAP FAQ).  If you believe inclusion of these measures in your filing is appropriate, please explain how they are used by management and in what way they provide meaningful information to investors.

We do not believe the disclosures of the per-share impacts of the gain from the sale of our investment in Golf Galaxy, Inc. ($13 million net of tax, or $0.03 per diluted share) and additional gift card breakage ($12 million net of tax, or $0.02 per diluted share) represent prohibited disclosures of per share non-GAAP financial measures as contemplated in question 11 of the non-GAAP FAQ.  We believe the disclosures we provided on page 31 of the Form 10-K are permitted by the interpretive response to question 3 of SAB Topic 5.P. which states (in part) that “[d]iscussions in MD&A and elsewhere which quantify the effects of unusual or infrequent items on net income and earnings per share are beneficial to a reader’s understanding of the financial statements and are therefore acceptable.”  We did not provide these disclosures as substitutes for our overall net earnings or diluted earnings per share determined in accordance with GAAP, but rather to supplement the reader’s understanding of the impact that these two infrequent items had on our fiscal 2007 net earnings and diluted earnings per share.

2.             We note that you recognized $19 million of gift card breakage “as a result of determining our legal obligation to remit the value of unredeemed gift cards to certain states not reflected in our initial fiscal 2006 gift card breakage recognition.”  Please clarify the nature of this adjustment

Best Buy Corporate Campus • 7601 Penn Avenue South Richfield, MN, USA 55423-3645 • (612) 291-1000 • NYSE symbol: BBY by providing us with the facts and circumstances leading to its recognition, explaining how your treatment complies with GAAP, and, where appropriate, expanding your disclosures in future filings.

Gift Cards Accounting Policy

As discussed on pages 67 and 68 of the Form 10-K, we recognize income from a gift card when: (i) the gift card is redeemed by the customer; or (ii) the likelihood of the gift card being redeemed by the customer is remote (“gift card breakage”) and we determine that we do not have a legal obligation to remit the value of the unredeemed gift card to the relevant state jurisdiction.  We determine our gift card breakage rate based upon historical redemption patterns.  Based on our historical information, the likelihood of a gift card remaining unredeemed can be determined 24 months after the gift card is issued.  At that time, we recognize breakage income for those cards for which the likelihood of redemption is deemed remote and we do not have a legal obligation to remit the value of such unredeemed gift cards to the relevant jurisdictions.

Compliance with GAAP

Our gift card accounting policy is based on the accounting guidance provided in SFAS 5, SFAS 140, and a Commission staff speech made at the 2005 AICPA Conference on Current SEC and PCAOB Developments.

Paragraph 8 of SFAS 5 states:

“An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

a.              Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.             The amount of loss can be reasonably estimated.”

Paragraph 16 of SFAS 140 states:

“A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.              The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.

b.             The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.”

Our ability to reasonably estimate, within the framework of SFAS 5, that a portion of our gift card liability has been extinguished because the circumstances satisfy the criteria articulated in SFAS 140 constitutes the GAAP basis for our recognition of gift card breakage.

We believe our accounting practices align with the views of Pamela R. Schlosser, Professional Accounting Fellow, Office of the Chief Accountant, as expressed in a speech at the December 2005 AICPA Conference on Current SEC and PCAOB Developments.  Ms. Schlosser’s speech included the following excerpt:

“…recognizing gift card breakage as the vendor is legally released from its obligation, for example at redemption or expiration, or at the point redemption becomes remote, may both be acceptable methods.”

Gift Card Breakage

Our initial recognition of gift card breakage in November 2005 (the third quarter of our fiscal 2006) related only to gift cards issued in states that had no laws requiring that unredeemed gift cards be remitted, or escheated, to the state as unclaimed property.  At the end of fiscal 2006, we continued to carry a liability on our balance sheet for unredeemed gift cards issued in states in which our legal obligations to escheat unredeemed gift cards were unresolved pending further evaluation of the applicable laws in those states.

During our evaluation of our potential legal obligations, we engaged two experts in the legal issues concerning unclaimed property to assist with our research and to review our particular facts and circumstances, consulting with them on numerous occasions throughout fiscal 2007 and culminating with a meeting on January 17, 2007.  Based on the findings of our research and the advice of our legal experts, we determined that we did not (and were not required to) collect the type of customer information upon issuance of gift cards that would require us to escheat unredeemed gift cards in those states.   As a result, our liability is subject to the unclaimed property laws of the Commonwealth of Virginia (the state of domicile of our applicable operating subsidiary), which exempts gift cards from escheatment.  In January 2007, upon reaching a conclusion regarding our potential escheat obligations in the remaining states under review, we recognized gift card breakage income of $19 million.

We recently re-examined our breakage methodology and concluded that no change in the methodology was warranted.  On an ongoing basis, we continue to analyze gift card redemption patterns and breakage rates.  To the extent that we have significant changes in gift card redemption patterns and breakage rates, we will make additional disclosures in our future filings as necessary.

3.              We have reviewed your response to prior comment 3 in our letter dated April 12, 2007.  Since the applicable sales incentive arrangements do not meet all of the criteria described in paragraph 5 of EITF 03-10, we continue to believe that vendor reimbursements of mail-in rebates should be classified as a reduction of cost of goods sold rather than an increase to revenue.  Since these incentive arrangements are negotiated up-front with vendors and you do not act in the capacity of an agent for your vendors, it does not appear appropriate that revenue recognized should exceed the amount of net cash received from customers.  Please revise your future filings accordingly.

In our Quarterly Report on Form 10-Q for the quarter ending September 1, 2007 (the second quarter of our fiscal 2008) and in future filings, we will classify vendor reimbursement of mail-in rebates as a reduction of cost of goods sold on a prospective basis in accordance with EITF 02-16 and your comment.

4.             We note the purchase price allocation for your Pacific Sales Kitchen and Bath Centers, Inc. acquisition was largely to goodwill.  Tell us the deliberative process that you went through in arriving at the purchase price and in determining the items other than goodwill to which the purchase price was allocated.  After reconsideration of the purchase price allocation, if you believe no change in the purchase price allocation is called for, please tell us and disclose the business rationale that led you to pay such a premium over the fair value of the net assets acquired.

Purchase Price Determination

In general, Best Buy management determines the amount of consideration to pay for an acquired business based on the following factors:

•                  Discounted cash flow model and earnings multiple metrics

•                  Strategic value

•                  Assets acquired and liabilities assumed

•                  Competing interests or bids

The purchase price for Pacific Sales Kitchen and Bath Centers, Inc. (“Pacific Sales”) was determined in the course of our arm’s length negotiations with the owners of Pacific Sales, during which we considered each of the above factors.

Purchase Price Allocation

We follow the purchase price allocation process described in paragraphs 36 – 46 of SFAS 141.  Accordingly, we evaluate each acquisition for allocation of the purchase price to intangible assets as prescribed by paragraph 39 and the additional guidance provided in paragraph 14 of Appendix A of SFAS 141.

In our acquisition of Pacific Sales, we engaged an independent national accounting firm to assist us in identifying and valuing the assets acquired and liabilities assumed.

We first identified the following tangible assets and liabilities: cash, receivables, merchandise inventories, property and equipment, accounts payable and accrued liabilities.

Next, we performed an exhaustive search for any marketing-related, customer-related, artistic-related, contract-based, and technology-based intangible assets.  By the conclusion of that process, we had identified the following intangible assets: tradename, noncompete agreements, customer sales backlog, and customer relationships.  We assigned values to Pacific Sales’ tradename ($17 million) and customer sales backlog ($7 million).  The noncompete agreements were determined to have de minimus value as a result of the remote probability of the three family member executives (CEO, CFO, and Vice President of Marketing) engaging in competitive activities.  Customer relationships were also assigned a de minimus value as it was determined that past customers were unlikely to make significant repeat purchases within a short period of time (e.g., a customer buying a number of large, expensive kitchen appliances will not likely need to replace those products for many years).  Additionally, Pacific Sales had no electronic records or other documentation of historical individual customer activity.

In preparing our response to your comment, we have thoughtfully reconsidered our purchase price allocation, and have determined that no change to the purchase price allocation is warranted.

Business Rationale for Premium Paid

We make acquisitions when we believe they will provide us access to material growth markets and accretive capabilities that allow us to capitalize on unmet customer needs while generating acceptable returns.  We believe that Pacific Sales fits those criteria.  As discussed on page 72 of the Form 10-K, Pacific Sales is a high-end home-improvement and appliance retailer that we acquired to enhance our ability to grow with an affluent customer base and premium brands using a proven and successful showroom format.  We believe that Pacific Sales has a unique capability to serve the more affluent customer, primarily with kitchen and bath products, and we anticipate adding up to five new Pacific Sales stores in fiscal 2008.  Long-term, if successful, we envision growing this brand to 200 stores in order to capitalize on the expanding high-end segment of the U.S. appliance market and the synergies that can be realized with Best Buy’s mass marketing expertise.  We recently reiterated our vision for up to 200 stores in a news release that was issued on June 27, 2007 discussing our store outlook for the United States and Canada1.  Accordingly, we were willing to pay a premium over the fair value of the net assets acquired to access and capitalize on this growing market.

In future filings, in accordance with paragraph 51(b) of SFAS 141, we will elaborate on our discussion of the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill.  For example, additional disclosure in our next Annual Report on Form 10-K describing the Pacific Sales acquisition will be substantially as follows:

“The premium we paid in excess of the fair value of the net assets acquired was based on our desire to acquire access to an affluent customer market, to learn from Pacific Sales’ successful showroom format, and to expand the business significantly on a national basis leveraging our expertise in mass market retailing.”

5.             We have reviewed your response to prior comment 2 in our letter dated April 12, 2007 and continue to believe that your current disclosures do not comply with paragraph 37 of SFAS 131.  Please quantify revenues for each service or group of similar services in your segment footnote.  Please consider presenting separate line items for your extended service contract, repair, and installation revenues.  If other categories are more appropriate, please advise.

As discussed in our letter dated June 5, 2007, we are currently analyzing data and holding comprehensive discussions with our Chief Executive Officer, Chief Financial Officer and numerous other key members of management in order to reassess our application of paragraph 37 of SFAS 131.  As part of our reassessment, we are analyzing what revenue may appropriately be segregated from our currently disclosed groups and separately disclosed.  We also want to ensure that our external disclosure continues to align properly with management’s view of our business.  In future filings, we will include a fifth revenue category in addition to our four historical product groups. While our analysis is not yet complete, we currently anticipate disclosing service revenues as a separate group that will present, in the aggregate, revenues from extended service

1 The news release was furnished as Exhibit 99.1 in our Current Report on Form 8-K, filed on July 2, 2007.

contracts, computer-related services, mobile audio and home theater installations, and potentially other items.

We anticipate that our analysis will be completed during the second quarter of fiscal 2008 and expect to make appropriate revisions to our disclosure in future filings on a prospective basis.  To maintain consistency and comparability, we will conform our disclosure of revenue from these groups for previously reported periods to the new presentation.

* * * * *

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please telephone me at (612) 291-4840.  My fax number is (952) 430-9979.

Sincerely,

/s/ Susan S. Grafton

Susan S. Grafton
Vice President, Controller and Chief Accounting Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Stacy Janiak, Deloitte & Touche LLP
Anne Rosenberg, Robins, Kaplan, Miller & Ciresi L.L.P.